Exhibit 99.1

Box Ships Inc.

BOX SHIPS INC. ANNOUNCES RECENT DEVELOPMENTS ON ITS DEBT AGREEMENTS

ATHENS, Greece, June 16, 2016 – Box Ships Inc. (OTCQX: TEUFF) (the “Company”), a global shipping company specializing in the transportation of containers, today announced the following updates on its debt agreements:

$100 Million – Syndicated Secured Term Loan Facility (the “Facility”)

The Company has entered into an indicative term sheet, subject to due diligence and the signing of definitive documentation, with ABN AMRO Bank N.V., pursuant to which, the repayment instalments under the current loan agreement (the “Facility”) will be deferred to the maturity of the loan in June 2017, subject to a cash sweep mechanism and certain other conditions. In addition, ABN AMRO Bank agreed to waive certain covenants under the Facility in their entirety while others will be amended up until the maturity of the Facility.

$31.65 Million – Secured Term Loan Facility

The Company has agreed to terms, subject to the signing of definitive documentation, with CREDIT SUISSE AG, pursuant to which, the repayment instalments shall be deferred up until the maturity of the loan in May 2017 and the covenants under the loan agreement shall be waived up until the maturity of the loan, subject to certain other conditions, one of which is connected to the expiration of the current employment of Box Emma, having a latest redelivery date of January 2017.

Mr. Michael Bodouroglou, Chairman, President, Chief Executive Officer and Interim Chief Financial Officer of the Company, commented: "We are very pleased to have agreed in principal with our lenders the deferment of the repayment instalments, as these terms illustrate the ongoing support of our lenders and will enable us to operate our vessels at lower fixed cost break-even rates. Provided that definitive agreements are executed and all conditions are fulfilled, the Company will not pay any instalments under all of its facilities until the first quarter of 2017.”

About Box Ships Inc.

Box Ships Inc. is an Athens, Greece-based international shipping company specializing in the transportation of containers. The Company’s current fleet consists of nine containerships with a total carrying capacity of 43,925 TEU. The Company's common shares and Series C Preferred Shares trade on OTC Markets under the symbols "TEUFF" and "TEUCF," respectively.

Contacts

Box Ships Inc.

+30 210-891-4600

ir@box-ships.com

DresnerAllenCaron

Michael Mason (Investors)

mmason@dresnerallencaron.com

(212) 691-8087

Len Hall (Media)

lhall@dresnerallencaron.com

(949) 474-4300